Exhibit 99.6

James Hardie Industries plc
Consolidated Financial Statements
as of and for the Period Ended 31 March 2020

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended 31 March 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Asbestos Liability Valuation
Description of the Matter
At 31 March 2020, the aggregate asbestos liability was US$986.4 million. As disclosed in Note 13 to the consolidated financial statements, the liability relates to an agreement to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund established to provide compensation of proven Australian-related personal injuries.

Auditing management’s estimate of the asbestos liability is challenging because the estimation process is based on actuarial estimates of projected future cash flows which are inherently uncertain. The projected cash flows are complex and use subjective assumptions including the projected number of claims, estimated cost of settlement per claim, inflation rates, legal costs, and timing of receipt of claims and settlements.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the identification of claims, review of calculations performed by the Company’s third-party actuary and management’s review of the use of historical claim data and actuarial assumptions mentioned above to project the future liability.

To evaluate the estimate of the asbestos liability, our audit procedures included, among others, testing the underlying claims data used in the calculation to internal and external data on a sample basis. We involved our actuarial specialists to assist in evaluating the methodologies and key assumptions mentioned above to independently develop a range for the asbestos liability and compare that range to management’s recorded liability. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

Impairment of Long-lived Assets
Description of the Matter
For the year ended 31 March 2020, the Company recorded an US$84.4 million impairment expense primarily related to property, plant and equipment, operating lease right-of-use assets and asset retirement obligations as disclosed in Notes 8, 9 and 19. As disclosed in Note 2 to the consolidated financial statements, the Company evaluates events or changes in circumstances that indicate that an asset might be impaired. When such indicators are identified, the recoverability test is performed by grouping long-lived assets that represent the lowest level of identifiable cash flows and the undiscounted future cash flows are compared to the carrying amount of the asset group.

Auditing the Company's impairment assessments involved a high degree of subjectivity as estimates underlying the determination of fair value were based on assumptions about future market and economic conditions, long-term demand for the Company’s products and the discount rate.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the long-lived asset impairment processes, including identification of indicators of impairment, and controls over management’s review of the significant assumptions underlying the fair value determination.

To test the long-lived asset impairment assessments, our audit procedures included, among others, evaluating the methodologies used, and significant assumptions discussed above as well as the underlying data used by the Company in determining fair value. With the assistance of our valuation specialists, we tested the Company’s determination of fair value of certain land, building, equipment including salvage values and asset retirement obligations by evaluating comparable market data and independently developing a range of fair values. We also assessed the adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
19 May 2020

James Hardie Industries plc
Consolidated Balance Sheets

(Millions of US dollars)	31 March 2020	31 March 2019
Assets
Current assets:
Cash and cash equivalents	$144.4	$78.7
Restricted cash and cash equivalents	5.0	5.1
Restricted cash and cash equivalents - Asbestos	36.4	39.8
Restricted short-term investments - Asbestos	21.6	17.7
Accounts and other receivables, net	363.3	254.6
Inventories	305.1	317.4
Prepaid expenses and other current assets	26.1	31.3
Insurance receivable - Asbestos	5.0	7.5
Workers’ compensation - Asbestos	1.5	2.0
Total current assets	908.4	754.1
Property, plant and equipment, net	1,341.7	1,388.4
Operating lease right-of-use-assets	40.5	—
Finance lease right-of-use-assets	1.7	—
Goodwill	196.9	201.1
Intangible assets, net	166.7	174.4
Insurance receivable - Asbestos	38.5	43.7
Workers’ compensation - Asbestos	20.7	25.8
Deferred income taxes	989.4	1,092.9
Deferred income taxes - Asbestos	319.1	349.3
Other assets	4.7	2.9
Total assets	$4,028.3	$4,032.6
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$274.7	$255.5
Accrued payroll and employee benefits	87.1	84.9
Operating lease liabilities	14.3	—
Finance lease liabilities	0.5	—
Accrued product warranties	7.0	6.8
Income taxes payable	8.9	13.4
Asbestos liability	103.9	110.5
Workers’ compensation - Asbestos	1.5	2.0
Other liabilities	12.1	9.9
Total current liabilities	510.0	483.0
Long-term debt	1,354.6	1,380.3
Deferred income taxes	81.9	80.4
Operating lease liabilities	41.4	—
Finance lease liabilities	1.5	—
Accrued product warranties	35.4	39.8
Income taxes payable	21.3	25.2
Asbestos liability	882.5	979.1
Workers’ compensation - Asbestos	20.7	25.8
Other liabilities	43.7	44.6
Total liabilities	2,993.0	3,058.2
Commitments and contingencies (Note 15)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 443,144,740 shares issued and outstanding at 31 March 2020 and 442,269,905 shares issued and outstanding at 31 March 2019	230.6	230.0
Additional paid-in capital	207.3	197.6
Retained earnings	659.5	577.1
Accumulated other comprehensive loss	(62.1)	(30.3)
Total shareholders’ equity	1,035.3	974.4
Total liabilities and shareholders’ equity	$4,028.3	$4,032.6

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2020	2019	2018
Net sales	$2,606.8	$2,506.6	$2,054.5
Cost of goods sold	(1,673.1)	(1,675.6)	(1,324.3)
Gross profit	933.7	831.0	730.2
Selling, general and administrative expenses	(415.8)	(403.6)	(311.3)
Research and development expenses	(32.8)	(37.9)	(33.3)
Asset impairments	(84.4)	(15.9)	—
Asbestos adjustments	(58.2)	(22.0)	(156.4)
Operating income	342.5	351.6	229.2
Interest expense, net	(57.5)	(54.2)	(32.9)
Interest income	3.1	4.1	3.4
Loss on early debt extinguishment	—	(1.0)	(26.1)
Other (expense) income	(0.1)	0.1	0.7
Income before income taxes	288.0	300.6	174.3
Income tax expense	(46.5)	(71.8)	(28.2)
Net income	$241.5	$228.8	$146.1
Income per share:
Basic	$0.55	$0.52	$0.33
Diluted	$0.54	$0.52	$0.33
Weighted average common shares outstanding (Millions):
Basic	442.6	441.9	441.2
Diluted	444.1	443.0	442.3
Comprehensive income, net of tax:
Net income	$241.5	$228.8	$146.1
Cash flow hedges	—	(0.1)	—
Pension adjustments	0.8	—	—
Currency translation adjustments	(32.6)	(28.9)	0.9
Comprehensive income	$209.7	$199.8	$147.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Cash Flows From Operating Activities
Net income	$241.5	$228.8	$146.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	131.5	119.4	92.0
Lease expense	18.1	—	—
Deferred income taxes	64.0	12.7	(76.8)
Stock-based compensation	10.3	12.5	11.1
Asbestos adjustments	58.2	22.0	156.4
Excess tax benefits from share-based awards	(0.4)	—	(0.8)
Asset impairments	77.4	15.9	—
Loss on early debt extinguishment	—	1.0	26.1
Other, net	17.2	16.3	12.6
Changes in operating assets and liabilities:
Accounts and other receivables	(118.6)	(18.1)	(2.0)
Inventories	3.2	(28.6)	(51.7)
Lease assets and liabilities, net	(15.6)	—	—
Prepaid expenses and other assets	(2.6)	(1.7)	(2.8)
Insurance receivable - Asbestos	7.6	4.8	7.3
Accounts payable and accrued liabilities	45.1	3.5	20.7
Claims and handling costs paid - Asbestos	(105.6)	(108.8)	(104.4)
Income taxes payable	(11.0)	8.8	26.9
Other accrued liabilities	30.9	15.5	47.8
Net cash provided by operating activities	$451.2	$304.0	$308.5
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(193.8)	$(317.5)	$(210.2)
Proceeds from sale of property, plant and equipment	8.0	—	7.9
Capitalized interest	(9.5)	(5.4)	(4.8)
Acquisition of business, net of cash acquired	—	(558.7)	—
Purchase of restricted short-term investments - Asbestos	(75.5)	(89.1)	(78.4)
Proceeds from restricted short-term investments - Asbestos	67.0	106.3	40.0
Net cash used in investing activities	$(203.8)	$(864.4)	$(245.5)
Cash Flows From Financing Activities
Proceeds from credit facilities	$330.0	$230.0	$380.0
Repayments of credit facilities	(350.0)	(180.0)	(455.0)
Proceeds from 364-day term loan facility	—	492.4	—
Repayments of 364-day term loan facility	—	(458.8)	—
Proceeds from senior unsecured notes	—	458.8	800.0
Debt issuance costs	—	(6.1)	(15.7)
Repayment of senior unsecured notes	—	—	(400.0)
Call redemption premium paid to note holders	—	—	(19.5)
Proceeds from issuance of shares	—	—	0.2
Repayment of finance lease obligations and borrowings	(0.4)	—	—
Dividends paid	(158.6)	(172.1)	(177.5)
Repayments of NSW Loan - Asbestos	—	—	(51.9)
Net cash (used in) provided by financing activities	$(179.0)	$364.2	$60.6
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$(6.2)	$6.6	$(3.2)
Net increase (decrease) in cash and cash equivalents, restricted cash and restricted cash - Asbestos	62.2	(189.6)	120.4
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	123.6	313.2	192.8
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$185.8	$123.6	$313.2
Non-Cash Investing and Financing Activities
Capital expenditures incurred but not yet paid	$8.3	$25.9	$8.1
Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$61.5	$57.0	$26.3
Cash paid during the year for income taxes, net	$52.5	$26.3	$49.1
Cash paid to AICF	$108.9	$103.0	$102.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated (Deficit) Equity	Accumulated Other Comprehensive Gain (Loss)	Total
Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$(2.2)	$(212.2)
Net income	—	—	146.1	—	146.1
Other comprehensive income	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	(0.9)	—	11.1
Equity awards exercised	—	0.2	—	—	0.2
Dividends declared	—	—	(167.6)	—	(167.6)
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$(1.3)	$(221.5)
Net income	—	—	228.8	—	228.8
Other comprehensive loss	—	—	—	(29.0)	(29.0)
Stock-based compensation	0.5	12.0	—	—	12.5
Adoption of ASU 2016-16	—	—	1,160.3	—	1,160.3
Dividends declared	—	—	(176.7)	—	(176.7)
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$(30.3)	$974.4
Net income	—	—	241.5	—	241.5
Other comprehensive loss	—	—	—	(31.8)	(31.8)
Stock-based compensation	0.6	9.7	—	—	10.3
Adoption of ASU 2016-02	—	—	0.2	—	0.2
Dividends declared	—	—	(159.3)	—	(159.3)
Balances as of 31 March 2020	$230.6	$207.3	$659.5	$(62.1)	$1,035.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada. On 3 April 2018, JHI plc completed the acquisition of German-based XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings GmbH) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All intercompany balances and transactions have been eliminated in consolidation.
COVID-19 Impact
In March 2020, the World Health Organization (WHO) characterized the outbreak of COVID-19 as a global pandemic. In response to this declaration, governments have taken certain actions to contain the outbreak and spread of COVID-19. While our plants in Philippines, New Zealand, and Spain were required to close under mandatory government lockdowns, these closures did not materially impact our fourth quarter results. However, the COVID-19 pandemic and actions taken in response thereto are continuing to have a significant adverse effect on many sectors of the economy, including new home building and remodeling activity. Accordingly, we have currently reduced our production capacity to match supply and demand. While this reduction in production is expected to be temporary, the duration of the COVID-19 pandemic, the actions to contain the pandemic and treat its impacts, and the effects on our operations are highly uncertain and cannot be predicted at this time. Therefore, while we expect the reduced production to negatively impact our business, results of operations, cash flows and financial position, the related financial impact cannot be reasonably estimated at this time.
2.  Summary of Significant Accounting Policies
Variable Interest Entities
A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on: (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance; and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.
Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF, which is a VIE as defined under US GAAP, due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.
For the fiscal years ended 31 March 2020, 2019 and 2018, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

While there have been no changes in the application of principles, methods, and assumptions used to determine our significant estimates, we may be required to revise certain accounting estimates and judgments related to the economic and business impact of the COVID-19 pandemic, such as, but not limited to, those related to the valuation of goodwill, intangibles, long-lived assets, accounts receivable, and inventory, which could have a material adverse effect on our financial position and results of operations.
Foreign Currency Translation/Remeasurement
All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity (deficit). Gains and losses arising from foreign currency transactions are recognized in income.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in foreign currencies and subject to translation (foreign entities) or remeasurement (AICF entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. The Company records gains and losses on its Euro denominated debt which are economically offset by foreign exchange gains and losses on loans between subsidiaries, resulting in a net immaterial translation gain or loss which is recorded in the Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Accounts Receivable
The Company evaluates the collectability of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in the Company's customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has had in the past. Because the Company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease net sales.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	5 to 50
Buildings Improvements	3 to 40
Leasehold Improvements	4 to 40
Machinery and Equipment	1 to 40

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Leases
The Company adopted Accounting Standards Update ("ASU") No. 2016-02 ("Accounting Standards Codification (ASC) 842"), which supersedes the lease accounting requirements in ASC Topic 840, starting with fiscal year beginning 1 April 2019, with the impact of initial application recognized as a cumulative-effect adjustment to retained earnings of US$0.2 million, and has elected the practical expedient available under the guidance to not adjust comparative periods presented. As a result of the adoption of this standard, the Company has changed its accounting policy for leases, as outlined below.
In addition, the Company has also elected the package of practical expedients permitted under the transition guidance, which, among other things, allows for carry-forwards of historical lease classifications, the determination of whether a contract contains a lease under the new definition of a lease and whether previously capitalized initial direct costs qualify for capitalization.
At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and a corresponding right-of-use ("ROU") asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend the lease when it is reasonably certain those options will be exercised. Determining the lease term and amount of lease payments to include in the calculation of the ROU asset and lease liability for leases containing options requires the use of judgment to determine whether the exercise of an option is reasonably certain, and if the option period and payments should be included in the calculation of the associated ROU asset and liability. In making this determination, the Company considers all relevant economic factors that would compel the Company to exercise an option. The Company’s leases generally do not provide a readily determinable implicit borrowing rate. As such, the discount rate used to calculate present value is the lessee’s incremental borrowing rate, which is primarily based upon the periodic risk-adjusted interest margin and the term of the lease.
Minimum lease payments include base rent as well as fixed escalation of rental payments. In determining minimum lease payments, the Company separates non-lease components such as common area maintenance or other miscellaneous expenses that are updated based on landlord estimates for real estate leases. Additionally, many of the Company’s transportation and equipment leases require additional payments based on the underlying usage of the assets such as mileage and maintenance costs. Due to the variable nature of these costs, the cash flows associated with these costs are expensed as incurred and not included in the lease payments used to determine the ROU asset and associated lease liability.
ROU assets represent the right to control the use of the leased asset during the lease term and are initially recognized as an amount equal to the lease liability. In addition, prepaid rent, initial direct costs, and adjustments for lease incentives are components of the ROU asset. Over the lease term, the lease expense is amortized on a straight-line basis beginning on the lease commencement date. ROU assets are assessed for impairment as part of the impairment of long-lived assets, which is performed whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable.
A ROU asset and lease liability are not recognized for leases with an initial term of 12 months or less, and the lease expense is recognized on a straight-line basis over the lease term.
Depreciation and Amortization
The Company records depreciation and amortization under both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in Cost of goods sold.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. The Company performs an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.
The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis or a relative, market-based approach based on purchase offers or appraisals received from third parties, that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Debt
The Company’s debt consists of an unsecured revolving credit facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long-term basis in accordance with US GAAP. See Fair Value Measurements below and Note 11 for the Company’s fair value considerations.
In addition, the Company consolidates AICF which has a loan facility, which is included in Asbestos-related Accounting Policies below.
Revenue Recognition
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
A portion of the Company’s revenue is made through distributors under a vendor managed inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of the US deferred tax assets is affected primarily by the continued profitability of the US business. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Other (expense) income at each measurement date. The Company does not use derivatives for trading purposes.
Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and the Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.
Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards outstanding generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.
For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Compensation expense recognized for liability-classified awards is based upon an estimate of the number of awards that are expected to vest and on the fair market value of JHI plc’s common stock on the date of the grant. A corresponding liability is recorded and adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.
Earnings Per Share
Basic earnings per share ("EPS") is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2020	2019	2018
Basic common shares outstanding	442.6	441.9	441.2
Dilutive effect of stock awards	1.5	1.1	1.1
Diluted common shares outstanding	444.1	443.0	442.3

(US dollars)	2020	2019	2018
Net income per share - basic	0.55	0.52	0.33
Net income per share - diluted	0.54	0.52	0.33

There were no potential common shares which would be considered anti-dilutive for the fiscal years ended 31 March 2020, 2019 and 2018.
Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 1.5 million, 2.2 million and 1.6 million for the fiscal years ended 31 March 2020, 2019 and 2018, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2072.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the Asbestos liability balances.
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.
Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy and amounts that will be met by the Former James Hardie Companies.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.
Restricted Short-Term Investments

Short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on short-term investments are recognized in Other (expense) income on the consolidated statements of operations and comprehensive income.
Short-Term Debt
AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).
Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.
Deferred Income Taxes
The Performing Subsidiary can claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Asbestos Adjustments
The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos Impact on Statement of Cash Flows
Restricted cash and cash equivalents - Asbestos
The Restricted cash and cash equivalents held by AICF as recorded on the consolidated balance sheets is included in the total beginning and ending cash balance in the consolidated statements of cash flows. The movement in Restricted cash and cash equivalents - Asbestos is reflected in either the cash flows from operating activities, cash flows from investing activities or cash flows from financing activities sections of the consolidated statements of cash flows as described in detail below.
Asbestos Adjustments
The Asbestos adjustments as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.
Asbestos Insurance Receivable
Proceeds from insurance claims by AICF are reflected in the cash flows from operating activities section of the consolidated statements of cash flows.
Asbestos Claims Paid
Asbestos claims paid by AICF are reflected in the cash flows from operating activities section of the consolidated statements of cash flows.
Restricted Short-Term Investments
Purchases or proceeds from short-term investments, made by AICF, are reflected in the cash flows from investing activities section of the consolidated statements of cash flows.
AICF Loan Facility
Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are reflected in the cash flows from financing activities section of the consolidated statements of cash flows.
Business combinations
The Company accounts for acquired businesses using the acquisition method of accounting. This method requires that the purchase price be allocated to the identifiable assets acquired and liabilities assumed at their estimated fair values at the date of acquisition. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill.
The fair values are determined by management, taking into consideration information supplied by management of the acquired entities, and other relevant information. Such information typically includes valuations obtained from independent appraisal experts, which management reviews and considers in its estimates of fair values. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment by management, particularly with respect to the value of identifiable intangible assets. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and/or depreciation expense. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but due to the inherent

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

uncertainty during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Immaterial Change in Statement of Cash Flows Line Items
In connection with the preparation of the condensed consolidated financial statements for the three months ended 30 June 2019, the Company determined that amounts previously reported in its consolidated statements of cash flows for the fiscal years ended 31 March 2019 and 2018, reflected an error in the amount of purchases of property, plant and equipment which were not yet paid. This error understated net cash used in investing activities for the fiscal years ended 31 March 2019 and 2018 by US$16.4 million and US$6.5 million, respectively, with an equal understatement of net cash provided by operating activities.
This error had no effect on the Company's consolidated balance sheets, statements of operations and comprehensive income or statements of changes in shareholders' equity (deficit) as of and for the fiscal years ended 31 March 2019 and 2018.
In accordance with the relevant guidance, management evaluated the materiality of the error from a qualitative and quantitative perspective. Based on such evaluation, the Company concluded that the error did not have a material impact on the previously reported consolidated statements of cash flows for the fiscal years ended 31 March 2019 and 2018 or affect the trend of financial results. The amounts presented within this report in the consolidated statement of cash flows have been adjusted for the fiscal years ended 31 March 2019 and 2018, as set forth in the following table:

	Year Ended 31 March 2019		Year Ended 31 March 2018
(Millions of US dollars)	As reported	As adjusted	As reported	As adjusted
Cash Flows From Operating Activities
Accounts payable and accrued liabilities	$(12.9)	$3.5	$14.2	$20.7
Net cash provided by operating activities	287.6	304.0	302.0	308.5

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(301.1)	(317.5)	(203.7)	(210.2)
Net cash used in investing activities	(848.0)	(864.4)	(239.0)	(245.5)

The understatement of cash flows from operating activities for the fiscal year ended 31 March 2018 resulted in a recalculation of the payment to AICF. During the second quarter of fiscal year 2020, a payment of US$8.0 million representing the cash flow error was paid to AICF along with the payment of US$100.9 million representing 35% of the Company's as reported free cash flow for the fiscal year ended 31 March 2019. See Note 13 for AICF funding.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Recent Accounting Pronouncements

Recently Adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance; however, ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company adopted ASU No. 2016-02 (and related clarifying guidance issued by the FASB) starting with fiscal year beginning 1 April 2019 using the modified retrospective transition method outlined in ASU No. 2018-11 with the impact of initial application recognized as a cumulative-effect adjustment of US$0.2 million. Further, the Company recognized a ROU asset of US$79.7 million and a lease liability of US$82.0 million, with the offsetting balance representing a reduction in the previously recognized deferred rent balance at 1 April 2019. As of the date of adoption, there was no impact on the Company’s consolidated statements of operations and comprehensive income or consolidated statements of cash flows.
Recently Issued
In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which affects a variety of topics in the Codification and applies to all reporting entities within the scope of the affected accounting guidance. The amendments in ASU No. 2019-04 are being issued as updates related to ASU No. 2016-01, ASU No. 2016-13 and ASU No. 2017-12. The amendments in ASU No. 2019-04 are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2019 using a modified retrospective approach, with early adoption permitted. The Company will adopt ASU No. 2019-04 starting with the fiscal year beginning 1 April 2020 and does not expect the adoption of this standard to have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income taxes (Topic 740). The amendments in the ASU No. 2019-12 are being issued to simplify the accounting for income taxes and are effective for fiscal years and interim periods within those fiscal years, beginning after 15 December 2020 with early adoption permitted. The Company is currently evaluating the impact of these updates on its consolidated financial statements.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

3. Revenues
The following represents the Company's disaggregated revenues for the fiscal years ended 31 March 2020, 2019 and 2018:

	Year Ended 31 March 2020
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses[1]	Consolidated
Fiber cement revenues	$1,816.4	$418.4	$48.0	$—	$2,282.8
Fiber gypsum revenues	—	—	323.4	—	323.4
Other revenues	—	—	—	0.6	0.6
Total revenues	$1,816.4	$418.4	$371.4	$0.6	$2,606.8
[1] Effective 31 March 2020, the Other Businesses segment no longer qualifies as a reportable segment. Refer to Note 19 for further details.

	Year Ended 31 March 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,676.9	$446.8	$35.8	$—	$2,159.5
Fiber gypsum revenues	—	—	332.5	—	332.5
Other revenues	—	—	—	14.6	14.6
Total revenues	$1,676.9	$446.8	$368.3	$14.6	$2,506.6

	Year Ended 31 March 2018
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,578.1	$425.4	$36.3	$—	$2,039.8
Fiber gypsum revenues	—	—	—	—	—
Other revenues	—	—	—	14.7	14.7
Total revenues	$1,578.1	$425.4	$36.3	$14.7	$2,054.5
The process by which the Company recognizes revenues is similar across each of the Company's reportable segments and is described in further detail below. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues in the Other Businesses segment were generated from the sale of fiberglass products and windows in North America.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by ASC 606.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company, as necessary.
The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered; however, the period between invoicing and when payment is due is not significant.
4. Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2020	2019	2018	2017
Cash and cash equivalents	$144.4	$78.7	$281.6	$78.9
Restricted cash	5.0	5.1	5.0	5.0
Restricted cash - Asbestos	36.4	39.8	26.6	108.9
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$185.8	$123.6	$313.2	$192.8
Restricted cash relates to an insurance policy which restricts the cash from general corporate purposes.
Restricted cash - Asbestos is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.
5.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Trade receivables	$268.4	$245.5
Income taxes receivable	84.7	—
Other receivables and advances	14.6	12.0
Provision for doubtful trade receivables	(4.4)	(2.9)
Total accounts and other receivables	$363.3	$254.6

The following are changes in the provision for doubtful trade receivables:

	31 March
(Millions of US dollars)	2020	2019	2018
Balance at beginning of period	$2.9	$1.3	$0.9
Adjustment to provision	1.7	2.8	0.6
Write-offs, net of recoveries	(0.2)	(1.2)	(0.2)
Balance at end of period	$4.4	$2.9	$1.3

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

6. Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Finished goods	$224.4	$235.0
Work-in-process	8.1	7.3
Raw materials and supplies	87.0	88.8
Provision for obsolete finished goods and raw materials	(14.4)	(13.7)
Total inventories	$305.1	$317.4
As of 31 March 2020 and 2019, US$37.9 million and US$32.9 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.

7.  Goodwill and Other Intangible Assets
Goodwill
The following are the changes in the carrying value of goodwill for the fiscal years ended 31 March 2020 and 2019:

(Millions of US dollars)	Europe Building Products	Asia Pacific Fiber Cement	Other Businesses	Total
Balance - 31 March 2018	$—	$0.3	$4.6	$4.9
Acquired	220.0	—	—	220.0
Impairment	—	—	(4.6)	(4.6)
Foreign exchange impact	(19.2)	—	—	(19.2)
Balance - 31 March 2019	$200.8	$0.3	$—	$201.1
Impairment	—	(0.2)	—	(0.2)
Foreign exchange impact	(3.9)	(0.1)	—	(4.0)
Balance - 31 March 2020	$196.9	$—	$—	$196.9

Intangible Assets
At 31 March 2020, indefinite lived intangible assets other than goodwill of US$120.9 million include tradenames and other indefinite lived intangible assets, which had a net carrying amount of US$113.5 million and US$7.4 million, respectively.

The following are the net carrying amount of amortizable intangible assets for the fiscal years ended 31 March 2020 and 2019:

	Year Ended 31 March 2020
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$51.4	$(6.4)	$45.0
Other[1]	11.6	(10.8)	0.8
Total	$63.0	$(17.2)	$45.8
[1] Includes impairment charges of US$1.4 million for the fiscal year ended 31 March 2020

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

	Year Ended 31 March 2019
(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer Relationships	$52.0	$(4.3)	$47.7
Other[1]	11.8	(8.6)	3.2
Total	$63.8	$(12.9)	$50.9
[1] Includes impairment charges of US$2.6 million for the fiscal year ended 31 March 2019
The amortization of intangible assets was US$3.1 million, US$6.1 million and US$0.9 million for the fiscal years ended 31 March 2020, 2019 and 2018, respectively.
At 31 March 2020, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2021	$2.6
2022	3.3
2023	4.1
2024	4.4
2025	4.5

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

8. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2018	$68.2	$346.8	$1,236.1	$178.9	$1,830.0
Additions[2]	1.6	58.9	203.6	76.7	340.8
Acquisitions	19.2	44.1	159.5	7.5	230.3
Transfers[3]	—	(6.0)	2.2	(6.5)	(10.3)
Disposals[4]	(0.2)	(5.9)	(48.1)	(1.2)	(55.4)
Exchange differences	(5.0)	(5.1)	(45.7)	1.8	(54.0)
At 31 March 2019	$83.8	$432.8	$1,507.6	$257.2	$2,281.4
Additions[2]	0.3	13.9	152.3	19.3	185.8
Transfers[3]	—	0.7	3.1	(4.9)	(1.1)
Disposals[4]	—	(1.7)	(55.3)	0.2	(56.8)
Impairment	—	(0.1)	(10.2)	(5.4)	(15.7)
Exchange differences	(5.1)	(13.1)	(86.1)	1.2	(103.1)
At 31 March 2020	$79.0	$432.5	$1,511.4	$267.6	$2,290.5

Accumulated depreciation:
At 31 March 2018	$—	$(137.4)	$(700.5)	$—	$(837.9)
Depreciation	—	(14.6)	(95.0)	—	(109.6)
Transfers[3]	—	0.8	3.7	—	4.5
Disposals[4]	—	4.1	23.3	—	27.4
Exchange differences	—	3.2	19.4	—	22.6
At 31 March 2019	$—	$(143.9)	$(749.1)	$—	$(893.0)
Depreciation	—	(15.7)	(109.7)	—	(125.4)
Transfers[3]	—	—	0.3	—	0.3
Disposals[4]	—	1.5	40.3	—	41.8
Impairment	—	(0.6)	(48.2)	—	(48.8)
Exchange differences	—	6.4	69.9	—	76.3
At 31 March 2020	$—	$(152.3)	$(796.5)	$—	$(948.8)

Net book value amount:
At 31 March 2019	$83.8	$288.9	$758.5	$257.2	$1,388.4
At 31 March 2020	$79.0	$280.2	$714.9	$267.6	$1,341.7
______________

1Construction in progress is presented net of assets transferred into service.
2Additions include US$9.5 million and US$5.4 million of capitalized interest for the fiscal years ended 31 March 2020 and 2019, respectively.
3Transfers for fiscal year 2020 include the net book value of US$0.8 million of leased assets in North America Fiber Cement segment that were moved from Property, plant and equipment, net to Operating lease right-of-use assets on the consolidated balance sheet at 31 March 2020. Transfers for fiscal year 2019 include the net book value of US$5.8 million associated with the Company's fiberglass windows business, which was classified as held for sale and was removed from Property, plant and equipment, net and was included in the Prepaid expenses and other current assets on the consolidated balance sheets at 31 March 2019.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

4The US$15.0 million net book value of disposals in fiscal year 2020 includes US$11.7 million of usage of replacement parts. The remaining net book value of disposals of US$3.3 million is related to the disposal of assets no longer in use. The US$28.0 million net book value of disposals in fiscal year 2019 includes US$13.7 million of usage of replacement parts, US$6.1 million of impairment due to the Company's decision to cease production of its fiberglass windows business, US$2.6 million of impairment related to the discontinuance of its MCT product line, US$0.4 million of impairment charges on individual assets and US$5.2 million of disposals of assets no longer in use.
Depreciation expense for the fiscal years ended 31 March 2020, 2019 and 2018 was US$125.4 million, US$109.6 million and US$88.9 million, respectively.
Impairment of Property, Plant & Equipment
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand. Based on the Company's strategic planning and allocation of its long-term investment in capital, as well as the downturn of the current economic market associated with the global pandemic, the Company has carefully reviewed the carrying value of its long-lived assets. The following table summarizes the impairment charges:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$44.0	$3.0	$0.7
Asia Pacific Fiber Cement	15.0	—	—
Europe Building Products	5.5	—	—
Other Businesses	—	6.1	—
	$64.5	$9.1	$0.7
Charges recorded to Asset Impairments
North America Fiber Cement segment
For the fiscal year ended 31 March 2020, impairment charges of US$41.2 million were recorded in the North America Fiber Cement segment. Included in this total is US$12.0 million related to the Company's decision to shut down its Summerville, South Carolina facility. This decision resulted from the potential impact of COVID-19 on future fiber cement sales volume. Assets are grouped and evaluated for impairment at the level for which there are identifiable cash flows, which in the case of the Summerville plant included the manufacturing equipment, land, building and right of use assets. In accordance with the applicable accounting guidance, the Company recorded an impairment charge for the difference between the carrying value of the asset group of US$22.1 million and the fair value, based on a third party appraisal of land and buildings, less costs to sell of US$10.1 million.
The remaining impairment charges of US$29.2 million is related to a variety of non-core assets located at four plants across the network which will no longer be used and will be disposed. Due to the unique nature of the non-core fixed assets and the lack of history of selling manufacturing assets, management believes that there will be no future cash flows nor salvage value related to these assets and fully impaired them as of 31 March 2020.
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$2.6 million in the North America Fiber Cement segment related to the discontinuance of its MCT product line.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asia Pacific Fiber Cement segment
For the fiscal year ended 31 March 2020, the Company recorded impairment charges of US$14.0 million in the Asia Pacific Fiber Cement segment due to the decision to shift to an import sales model rather than continue manufacturing in New Zealand, and US$1.0 million due to its decision to exit the James Hardie Systems business on the determination that it no longer fits within the Company's core business. The US$14.0 million charge relates to the full write-down of most of the machinery and equipment at the Penrose plant and the related excess spare parts which will not be utilized prior to shutdown. All the equipment and spare parts are unique to the Company and have immaterial resale or salvage values. The remaining net book value of the Penrose plant’s assets at 31 March 2020 is US$2.6 million.
Europe Building Products segment
For the fiscal year ended 31 March 2020, impairment charges of US$5.5 million were recorded in Europe Building Products segment relating to a variety of non-core assets which no longer provide economic benefit to the Company.
Other Businesses segment
For the fiscal year ended 31 March 2019, the Company recorded impairment charges of US$6.1 million in the Other Businesses segment to due to the Company's decision to cease production of its fiberglass windows business.
Charges recorded to Cost of goods sold
Other impairment charges in the North America Fiber Cement segment related to individual assets totaled US$2.8 million, US$0.4 million and US$0.7 million during fiscal years ended 31 March 2020, 2019 and 2018, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

9. Leases
The Company's lease portfolio consists primarily of real estate, forklifts at its manufacturing facilities and a fleet of vehicles primarily for sales representatives. The lease term for all of its leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate.
The following table represents the Company's ROU assets and lease liabilities at 31 March 2020:

(Millions of US dollars)	31 March 2020
Assets:
Operating leases, net	$40.5
Finance leases, net	1.7
Total right-of-use assets	$42.2

Liabilities:
Operating leases:
Current	$14.3
Non-Current	41.4
Total operating lease liabilities	$55.7

Finance leases:
Current	$0.5
Non-Current	1.5
Total finance lease liabilities	$2.0

Total lease liabilities	$57.7

The Company leases the land and buildings at its New Zealand plant, and the option term of this lease agreement ends in 2026, with a second option to renew until 2036. The second option to renew was reasonably certain until the current quarter, when the Company made the decision to shift to an import sales model and close its New Zealand plant. As a result, the Company remeasured its Right-of-use assets and Lease Liability for the New Zealand plant, resulting in a reduction in both the asset and liability in the current quarter of approximately US$19.4 million. Subsequently, the Company impaired the remaining Right-of-use assets value of US$11.2 million, which was recorded to Asset impairments in the Company's consolidated statements of operations and comprehensive income, as the facility is not expected to generate future positive cash flows.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following represents the Company's lease expense for the fiscal year ended 31 March 2020:

(Millions of US dollars)	Year Ended 31 March 2020
Operating leases	$18.4
Short-term leases	1.0
Variable leases	0.1
Finance leases	0.3
Interest on lease liabilities	0.1
Total lease expense	$19.9
At 31 March 2020 the weighted-average remaining lease term of the Company's leases is as follows:

(In Years)	31 March 2020
Operating leases	5.4
Finance leases	4.4

At 31 March 2020 the weighted-average discount rate of the Company's leases is as follows:

31 March 2020
Operating leases	4.4%
Finance leases	4.4%
The following are future lease payments for non-cancellable leases at 31 March 2020:

Years ended 31 March (Millions of US dollars):	Operating Leases	Finance Leases	Total
2021	$16.7	$0.6	$17.3
2022	13.1	0.5	13.6
2023	9.2	0.5	9.7
2024	6.7	0.3	7.0
2025	4.4	0.2	4.6
Thereafter	8.8	0.1	8.9
Total	$58.9	$2.2	$61.1
Less: imputed interest			3.4
Total lease liabilities			$57.7
Supplemental cash flow and other information related to leases were as follows:

(Millions of US dollars)	31 March 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$18.0
Operating cash flows used for finance leases	0.1
Financing cash flows used for finance leases	0.4
Non-cash ROU assets obtained in exchange for new lease liabilities	12.9

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

10. Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Trade creditors	$151.3	$142.4
Accrued interest	8.6	8.8
Other creditors and accruals	114.8	104.3
Total accounts payable and accrued liabilities	$274.7	$255.5

11.  Long-Term Debt
At 31 March 2020 and 2019, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2025, 2026 and 2028. The effective weighted average interest rate on the Company’s total debt was 4.3% and 4.4% at 31 March 2020 and 31 March 2019, respectively. The weighted average term of the unsecured revolving credit facility and senior unsecured notes, including undrawn facilities, was 5.3 years and 6.3 years at 31 March 2020 and 2019, respectively.
Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility was initially set to expire in December 2020, however, in December 2017, the Revolving Credit Facility was amended to, among other things, extend the maturity date to December 2022. The size of the Revolving Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option.
Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company's consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$1.9 million and US$2.6 million, respectively.
The amount drawn under the Revolving Credit Facility was US$130.0 million and US$150.0 million at 31 March 2020 and 2019, respectively. The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 2.6% and 4.3% at 31 March 2020 and 2019, respectively.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower's option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to the Company's consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In the event that JHIF’s or James Hardie International Group Limited's ("JHIGL"), as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Ratings Services (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2020, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
2026 Senior Notes
In October 2018, JHIF completed the sale of €400.0 million (US$440.7 million, based on the exchange rate at 31 March 2020) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”). The 2026 Notes were issued at par and the proceeds from the offering were used to repay €400.0 million outstanding borrowings under a 364-day term loan facility (the "Term Loan Facility") which was used to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. In connection with this repayment, the Company recorded a loss on early debt extinguishment of US$1.0 million during the fiscal year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet and are being amortized as interest expense using the effective interest method over the stated term of 8 years. At 31 March 2020 and 2019, the Company’s debt issuance costs have an unamortized balance of US$5.0 million and US$5.7 million, respectively. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.
The 2026 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.
The Company’s 2026 Notes have an estimated fair value of US$395.7 million (based on EUR/USD exchange rate at 31 March 2020) based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
2025 and 2028 Senior Notes
In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its previously outstanding 5.875% senior unsecured notes due 2023 (the "2023 Notes"). In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million during the fiscal year ended 31 March 2018, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes. The Company also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets.
Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$4.3 million and US$5.2 million at 31 March 2020 and 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment made on 15 July 2018.
Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$4.9 million and US$5.6 million at 31 March 2020 and 2019, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment made on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.
The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2020, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Company’s 2025 and 2028 Notes have an estimated fair value of US$752.0 million at 31 March 2020, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
Off Balance Sheet Arrangements
As of 31 March 2020, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of US$130.0 million, and US$4.6 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$365.4 million of available borrowing capacity under the Revolving Credit Facility.
Global Exchange Market Listing
On 25 April 2018, the 2025 and 2028 Notes were admitted to listing on the Global Exchange Market (the “GEM”), which is operated by Euronext Dublin, and on 7 February 2019, the 2026 Notes were admitted to listing on the GEM.  Interest paid on the 2025, 2026 and 2028 Notes quoted on the GEM is not subject to Irish withholding tax.
12. Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2020	2019	2018
Balance at beginning of period	$46.6	$52.8	$46.6
Increase (Decrease) in product warranties accrual	0.8	(0.8)	13.1
Acquired during the period	—	0.5	—
Settlements made in cash or in kind	(5.0)	(5.9)	(6.9)
Balance at end of period	$42.4	$46.6	$52.8

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

13.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Change in estimates:
Change in actuarial estimate - asbestos liability	$(133.8)	$(73.8)	$(152.1)
Change in actuarial estimate - insurance receivable	5.7	—	1.2
Change in estimate - AICF claims-handling costs	0.1	1.1	(0.5)
Subtotal - Change in estimates	(128.0)	(72.7)	(151.4)
Effect of foreign exchange on Asbestos net liabilities	69.0	49.5	(5.3)
Gain (loss) on foreign currency forward contracts	0.8	(0.8)	1.4
Adjustments in insurance receivable	—	2.0	—
Asbestos research and education contribution	—	—	(1.1)
Total Asbestos Adjustments	$(58.2)	$(22.0)	$(156.4)

In December 2017, the Company, AICF and the NSW Government executed an AFFA Amending Deed which in effect excludes the recovery of gratuitous services costs (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$43.6 million based upon the exchange rate at 31 March 2018) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the consolidated statements of operations and comprehensive income during the fiscal year ended 31 March 2018.
Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2020. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2020:

	Year Ended 31 March 2020
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,250.9	2,025.2
Central Estimate – Undiscounted but Inflated	1,368.3	2,215.2
Central Estimate – Undiscounted and Uninflated	897.1	1,452.4
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2020.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.
The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is directly related to the discounted but inflated central estimate and the undiscounted but inflated central estimate. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
The following table summarizes the results of the analysis:

	As of 31 March 2020
(Millions of US and Australian dollars, respectively)	US$	A$
Discounted (but inflated) - Low	913.0	1,478.2
Discounted (but inflated) - High	2,109.3	3,414.9

Undiscounted (but inflated) - Low	984.3	1,593.6
Undiscounted (but inflated) - High	2,385.2	3,861.7
During fiscal year 2020, mesothelioma claims reporting activity was unfavorable compared to actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

At 31 March 2020, KPMGA identified that the increase in actual claims reporting for the full year 2020 was primarily due to the increase in the number of cross claims which typically cost one quarter of the cost of direct claims. As such, KPMGA determined that there was a need to separate the two types of claims resulting in a higher projected future number of estimated mesothelioma claims. Due to the increase in the projected cross claims, the average claim size is projected to decrease due to the mix of the projected claim payments.
Consistent with prior years, the claimants ages are increasing leading to lower average claim size. The decrease is partially offset by a lower number of assumed nil settlements for mesothelioma claims. Changes to the assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 21% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2020	2019	2018	2017	2016
Number of open claims at beginning of period	332	336	352	426	494
Number of new claims	657	568	562	557	577
Number of closed claims	596	572	578	631	645
Number of open claims at end of period	393	332	336	352	426
Average settlement amount per settled claim	A$277,000	A$262,000	A$253,000	A$224,000	A$248,000
Average settlement amount per case closed	A$245,000	A$234,000	A$217,000	A$168,000	A$219,000

Average settlement amount per settled claim	US$189,000	US$191,000	US$196,000	US$168,000	US$183,000
Average settlement amount per case closed	US$167,000	US$171,000	US$168,000	US$126,000	US$161,000
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2020	2019
Asbestos liability – current	$(103.9)	$(110.5)
Asbestos liability – non-current	(882.5)	(979.1)
Asbestos liability – Total	(986.4)	(1,089.6)
Insurance receivable – current	5.0	7.5
Insurance receivable – non-current	38.5	43.7
Insurance receivable – Total	43.5	51.2
Workers’ compensation asset – current	1.5	2.0
Workers’ compensation asset – non-current	20.7	25.8
Workers’ compensation liability – current	(1.5)	(2.0)
Workers’ compensation liability – non-current	(20.7)	(25.8)
Workers’ compensation – Total	—	—
Other net liabilities	(2.0)	(2.1)
Restricted cash and cash equivalents of AICF	36.4	39.8
Restricted short-term investments of AICF	21.6	17.7
Net Unfunded AFFA liability	$(886.9)	$(983.0)
Deferred income taxes – non-current	319.1	349.3
Income tax payable	23.4	25.3
Net Unfunded AFFA liability, net of tax	$(544.4)	$(608.4)

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the fiscal year ended 31 March 2020:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2019	$(1,089.6)	$51.2	$57.5	$(2.1)	$(983.0)	$349.3	$25.3	$(608.4)
Asbestos claims paid[1]	104.6	—	(104.6)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	108.9	—	108.9	—	—	108.9
AICF claims-handling costs incurred (paid)	1.0	—	(1.0)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.7)	—	(1.7)	—	—	(1.7)
Change in actuarial estimate	(133.8)	5.7	—	—	(128.1)	—	—	(128.1)
Change in claims handling cost estimate	0.1	—	—	—	0.1	—	—	0.1
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	38.4	—	38.4
Insurance recoveries	—	(7.6)	7.6	—	—	—	—	—
Movement in income tax payable	—	—	—	—	—	(25.8)	0.8	(25.0)
Other movements	—	—	3.2	(1.1)	2.1	0.3	—	2.4
Effect of foreign exchange	131.3	(5.8)	(11.9)	1.2	114.8	(43.1)	(2.7)	69.0
Closing Balance - 31 March 2020	$(986.4)	$43.5	$58.0	$(2.0)	$(886.9)	$319.1	$23.4	$(544.4)
____________
1Claims paid of US$104.6 million reflects A$153.3 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.
2The payment received in accordance with AFFA of US$108.9 million reflects the US dollar equivalent of the A$156.7 million payment, translated at the exchange rate set five days before the day of payment.
AICF Funding
During the fiscal year ending 31 March 2021, the Company anticipates that it will contribute approximately US$153.3 million to AICF. This amount represents 35% of the Company's free cash flow which is equivalent to operating cash flows of US$451.2 million less an adjustment of US$13.2 million, resulting in free cash flow of US$438.0 million for fiscal year 2020, as defined by the AFFA.
During the fiscal years ended 31 March 2020, 2019 and 2018, the Company contributed US$108.9 million (A$156.7 million), US$103.0 million (A$138.4 million) and US$102.2 million (A$135.1 million), respectively, to AICF.
Restricted Short-Term Investments
In July 2019, AICF invested A$110.0 million of its excess cash in time deposits. During the fiscal year ended 31 March 2020, A$75.0 million of these time deposits matured and were reclassified to Restricted cash - Asbestos on the consolidated balance sheet as of 31 March 2020. The remaining time deposits of A$35.0 million (US$21.6 million, based on the exchange rate at 31 March 2020) are classified as available-for-sale investments and reflected within Restricted short-term investments - Asbestos on the consolidated balance sheet.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The remaining time deposits bear a fixed interest rate and have a maturity as follows:

Maturity Date	Interest Rate	A$ Millions
30 April 2020	1.70%	20.0
1 June 2020	1.70%	15.0
In July 2018, AICF invested A$120.0 million of its excess cash in time deposits. During the fiscal year ended 31 March 2019, A$95.0 million of these time deposits matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheet. During the fiscal year ended 31 March 2020, the remaining time deposits of A$25.0 million matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheets.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$197.7 million, based on the exchange rate at 31 March 2020). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 March 2020 and 2019, AICF had no amounts outstanding under the AICF Loan Facility.
To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.
To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.
Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.
Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.
Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.
14.  Derivative Instruments
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could impact the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy.
For the fiscal years ended 31 March 2020, 2019 and 2018, the unrealized and realized gains and losses recorded on interest rate swap contracts are immaterial and are included in Other (expense) income.
At 31 March 2020, the weighted average fixed interest rate of these contracts is 2.3% and the weighted average remaining life is 0.3 years. At 31 March 2020 and 2019, these contracts have a fair value of a US$0.1 million payable and a US$0.3 million receivable, respectively.
The notional amount of interest rate swap contracts was US$25.0 million and US$75.0 million as of 31 March 2020 and 2019, respectively, and represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists.

15.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company and/or its subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the New Zealand subsidiaries’ products were inherently defective and that the Company and its subsidiaries breached duties including failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems. Two of these claims are against two New Zealand subsidiaries as sole defendants but in two claims, three non-New Zealand Subsidiaries and the Company are named as defendants along with the two New Zealand subsidiaries and a direct New Zealand holding company.
The Company recognizes a liability for asserted and unasserted New Zealand weathertightness claims in the period in which a loss becomes probable and estimable. The amount of a reasonably probable loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme and extent to which the co-defendants and the Company and its subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.
To the extent that it is probable and estimable, the estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of claims in future periods differ from historical claims experience, the Company's assessment of probable and estimable liability with respect to current asserted claims changes and/or actual liability is different to the estimates, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2020.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to several laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

16.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Income before income taxes:
Domestic	$209.6	$196.4	$155.1
Foreign	78.4	104.2	19.2
Income before income taxes:	$288.0	$300.6	$174.3
Income tax expense:
Current:
Domestic	$(31.1)	$(26.6)	$(14.8)
Foreign	39.8	(6.5)	(69.4)
Current income tax benefit (expense)	8.7	(33.1)	(84.2)
Deferred:
Domestic	(4.5)	(1.3)	(1.8)
Foreign	(50.7)	(37.4)	57.8
Deferred income tax (expense) benefit	(55.2)	(38.7)	56.0
Total income tax expense	$(46.5)	$(71.8)	$(28.2)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Income tax expense computed at the statutory tax rates	$(38.7)	$(48.9)	$(24.6)
US state income taxes, net of the federal benefit	(5.7)	(3.1)	(4.3)
Asbestos - effect of foreign exchange	20.9	14.9	(1.8)
Expenses not deductible	(7.4)	(4.9)	(4.7)
US manufacturing deduction	—	—	2.5
Foreign taxes on domestic income	(43.5)	(34.5)	(34.2)
Amortization of intangibles	—	—	12.4
Taxes on foreign income	2.7	4.5	(3.0)
Net deferred tax liability revaluation	(1.8)	0.2	27.7
US net operating loss carryback	25.5	—	—
Other items	1.5	—	1.8
Total income tax expense	$(46.5)	$(71.8)	$(28.2)
Effective tax rate	16.1%	23.9%	16.2%

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2020	2019
Deferred tax assets:
Intangible assets	$1,126.4	$1,209.8
Asbestos liability	319.1	349.3
Other provisions and accruals	54.1	55.6
Net operating loss carryforwards	41.3	69.9
Foreign and research tax credit carryforwards	114.2	115.5
Total deferred tax assets	1,655.1	1,800.1
Valuation allowance	(262.9)	(267.6)
Total deferred tax assets net of valuation allowance	1,392.2	1,532.5
Deferred tax liabilities:
Depreciable and amortizable assets	(117.5)	(132.2)
Other	(48.1)	(38.5)
Total deferred tax liabilities	(165.6)	(170.7)
Total deferred taxes, net	$1,226.6	$1,361.8
Deferred income taxes include net operating loss carry-forwards. At 31 March 2020, the Company had tax loss carry-forwards in Australia, Europe and the US of approximately US$41.3 million, that are available to offset future taxable income in the respective jurisdiction.
The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2020, the Company had a valuation allowance of approximately US$2.3 million against a portion of the European net operating loss carry-forwards in respect of which realization is not more likely than not.
The Australian net operating loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2020, the Company recognized a tax deduction of US$86.2 million (A$126.4 million) for the current year relating to total contributions to AICF of US$468.0 million (A$632.0 million) incurred in tax years 2016 through 2020.
At 31 March 2020, the Company had foreign tax credit carry-forwards of US$112.4 million and research credits of US$1.8 million that are available to offset future taxes payable. At 31 March 2020, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2020. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.
At 31 March 2020, the Company had income taxes payable of US$30.2 million, prepaid or refundable income taxes of US$85.5 million and total income tax and withholding tax paid, net of refunds received, during the fiscal year ended 31 March 2020 of US$52.5 million.
The US Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 providing wide ranging economic relief for individuals and businesses. One component of the CARES Act provides the Company with an opportunity to carryback US net operating losses (“NOLs”) arising during the years ended 31 March 2019 and 2020 to the prior five tax years. The Company has previously valued its NOLs at the US federal corporate income tax rate of 21%. However, the provisions of the CARES Act provide for NOL carryback claims to be calculated based on a rate of 35%, which was the US federal corporate tax rate in effect in the carryback years. The Company intends to utilize these carryback provisions to obtain an estimated refund of US$87.6 million. During the quarter ended 31 March 2020 the Company recorded current taxes receivable of US$84.7 million, a reduction of US$2.9 million in non-current taxes payable associated with the deferred deemed repatriation tax and an income tax benefit of US$25.5 million resulting from tax losses being utilized at the higher US federal corporate tax rate applying in the carryback years. The impact of the CARES Act on the Company’s future earnings is currently uncertain and no adjustments have been made to other deferred tax assets.
Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia and various jurisdictions in Europe and Asia Pacific. The Company is no longer subject to examinations in Ireland and Australia for tax years prior to tax year 2016 and in the US for tax years prior to tax year 2017.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2017	$0.7	$—
Additions for tax positions of the current and prior year	—	—
Balance at 31 March 2018	$0.7	$—
Additions for tax positions of the current year	0.1	0.1
Reductions applicable to lapse of statute of limitations	(0.2)	—
Balance at 31 March 2019	$0.6	$0.1
Additions for tax positions of the prior years	0.1	—
Balance at 31 March 2020	$0.7	$0.1
At 31 March 2020, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company that, if recognized, would affect the effective tax rate is US$0.7 million and US$0.1 million, respectively
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the fiscal years ended 31 March 2020, 2019 and 2018, expense of nil, US$0.1 million and nil, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits. The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.
Several years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

17.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Liability Awards Expense (Income)	$2.8	$(0.6)	$5.6
Equity Awards Expense	10.3	12.5	11.1
Total stock-based compensation expense	$13.1	$11.9	$16.7
As of 31 March 2020, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$9.7 million and will be recognized over an estimated weighted average amortization period of 1.9 years.
2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 Annual General Meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.

Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. Outstanding restricted stock units generally vest as follows: 25% at the first anniversary date of the grant; 25% at the second anniversary date of the grant; and 50% at the third anniversary date of the grant.

Restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2020, there were 520,632 restricted stock units outstanding under this plan.
Long-Term Incentive Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012, 2015 and 2018 Annual General Meetings.

As of 31 March 2020, the Company had granted 14,347,871 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2020, there were 2,641,805 restricted stock units outstanding under the LTIP.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2020, 2019 and 2018:

Shares Available for Grant
Balance at 31 March 2018	25,458,910
Granted	(1,714,094)
Balance at 31 March 2019	23,744,816
Granted	(800,437)
Balance at 31 March 2020	22,944,379
Restricted Stock Units
The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2018	4,137,592	14.63
Granted	1,714,094	14.12
Vested	(745,787)	15.53
Forfeited	(844,391)	13.71
Non-vested at 31 March 2019	4,261,508	14.47
Granted	800,437	18.08
Vested	(874,835)	16.21
Forfeited	(1,024,673)	15.21
Non-vested at 31 March 2020	3,162,437	14.64
Restricted Stock Units – service vesting
During fiscal year 2020 and 2019, 24,006 and 617,793 restricted stock units (service vesting) were granted to employees under the 2001 Plan, respectively. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
During fiscal year 2020 and 2019, 304,591 and 242,964 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Restricted Stock Units – performance vesting
Under the terms of the LTIP, in fiscal year 2020 and 2019, the Company granted to senior executives and managers of the Company 273,258 units and 383,182 units, respectively. The vesting of the restricted stock units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2020, after exercise of negative discretion by the Board, 207,271 restricted stock units (performance vesting) that were granted in fiscal year 2017 as part of the long-term incentive award became fully vested and the underlying common stock was issued. The remaining 169,816 unvested restricted stock units from this grant were cancelled.
When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date and for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period until the performance conditions are applied at the vesting date.
Restricted Stock Units – market condition
Under the terms of the LTIP, the Company granted restricted stock units (market condition) to senior executives and managers of the Company during fiscal years 2020 and 2019. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting. The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method).
The following table includes the assumptions used for restricted stock grants (market condition) valued during the fiscal years ended 31 March 2020 and 2019, respectively:

Vesting Condition:	Market	Market	Market	Market	Market
	FY20	FY20	FY20	FY19	FY19
Date of grant[1]	25 Feb 2020	20 Sep 2019	9 Aug 2019	6 Sep 2018	17 Aug 2018
Dividend yield (per annum)	2.9%	3.1%	3.1%	3.0%	3.0%
Expected volatility	26.6%	26.6%	27.8%	26.8%	28.1%
Risk free interest rate	1.2%	1.6%	1.6%	2.7%	2.7%
Expected life in years	2.5	2.9	2.0	2.9	3.0
JHX stock price at grant date (A$)	29.54	24.69	21.68	20.87	22.00
Number of restricted stock units	6,676	477,979	18,518	49,381	663,738
____________

1	The Company determines the grant date of an award on the date a mutual understanding of the key terms and conditions of the award are established between the Company and the award recipient.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

During fiscal year 2020, 362,973 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2019, 218,473 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – cash settled units
Under the terms of the LTIP, in fiscal year 2020 and 2019, the Company granted scorecard LTI cash settled units of 791,217 and 1,178,109, respectively. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
In fiscal year 2020, 129,549 of the 458,484 Scorecard LTI units that were previously granted in fiscal year 2017 as part of the long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2017-19 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price
In fiscal year 2019, 153,667 of the 456,995 Scorecard LTI units that were previously granted in fiscal year 2016 as part of the long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2016-18 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.

18.  Capital Management and Dividends
The following table summarizes the dividends declared or paid during the fiscal years 2020, 2019 and 2018:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2020 first half dividend [1]	0.10	44.7	7 November 2019	18 November 2019	20 December 2019
FY 2019 second half dividend	0.26	113.9	21 May 2019	6 June 2019	2 August 2019
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
[1] Includes US$2.8 million of withholding taxes paid on 10 January 2020

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

19.  Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products segment includes the newly acquired Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment ceased to be an operating and reportable segment effective 31 March 2020 due to the Company's completion of its exit of its non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$1,816.4	$1,676.9	$1,578.1
Asia Pacific Fiber Cement	418.4	446.8	425.4
Europe Building Products	371.4	368.3	36.3
Other Businesses	0.6	14.6	14.7
Worldwide total	$2,606.8	$2,506.6	$2,054.5

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement[1]	$429.3	$382.5	$381.9
Asia Pacific Fiber Cement[1]	58.5	99.8	108.1
Europe Building Products[1,8]	11.2	10.0	0.3
Other Businesses	—	(30.9)	(8.6)
Research and Development[1]	(27.0)	(29.0)	(27.8)
Segments total	472.0	432.4	453.9
General Corporate[2,7]	(129.5)	(80.8)	(224.7)
Total operating income	342.5	351.6	229.2
Net interest expense[3]	(54.4)	(50.1)	(29.5)
Loss on early debt extinguishment	—	(1.0)	(26.1)
Other (expense) income	(0.1)	0.1	0.7
Worldwide total	$288.0	$300.6	$174.3

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

	Depreciation and Amortization Years ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$88.7	$80.2	$72.5
Asia Pacific Fiber Cement	12.7	12.8	12.6
Europe Building Products	25.6	18.7	0.1
Other Businesses	0.2	2.3	2.1
General Corporate	3.2	4.3	3.3
Research and Development	1.1	1.1	1.4
Total	$131.5	$119.4	$92.0

	Total Identifiable Assets 31 March
(Millions of US dollars)	2020	2019
North America Fiber Cement	$1,320.0	$1,280.2
Asia Pacific Fiber Cement	314.3	328.8
Europe Building Products	748.5	717.7
Other Businesses[4]	—	10.9
Research and Development	8.6	8.1
Segments total	2,391.4	2,345.7
General Corporate [4,5,6]	1,636.9	1,686.9
Worldwide total	$4,028.3	$4,032.6
The following is the Company’s geographical information:

	Net Sales Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America[10]	$1,817.0	$1,691.5	$1,592.8
Australia	290.4	315.1	301.1
Germany	135.7	137.1	2.1
New Zealand	72.2	79.1	76.8
Other Countries[9]	291.5	283.8	81.7
Worldwide total	$2,606.8	$2,506.6	$2,054.5

		Total Identifiable Assets 31 March
(Millions of US dollars)		2020	2019
North America[10]		$1,324.8	$1,294.6
Australia		220.0	235.4
Germany		519.3	512.3
New Zealand		32.4	39.2
Other Countries[9]		294.9	264.2
Segments total		2,391.4	2,345.7
General Corporate[5,6]		1,636.9	1,686.9
Worldwide total		$4,028.3	$4,032.6
____________

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

1Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
North America Fiber Cement	$5.3	$6.5	$6.1
Asia Pacific Fiber Cement	1.8	2.1	1.8
Europe Building Products	1.7	2.6	—
Research and Development[a]	24.0	26.7	25.4
	$32.8	$37.9	$33.3
a The Research and Development segment also included Selling, general and administrative expenses of US$3.0 million, US$2.3 million and US$2.4 million in fiscal years 2020, 2019 and 2018, respectively.

2The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2020	2019	2018
Asbestos adjustments	$(58.2)	$(22.0)	$(156.4)
AICF SG&A expenses	(1.7)	(1.5)	(1.9)
Gain on sale of Fontana building	—	—	3.4
Fermacell acquisition costs	—	—	10.0
3The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest income of US$1.4 million, US$2.0 million and US$1.9 million in fiscal years 2020, 2019 and 2018, respectively.
4Assets held for sale at 31 March 2020 and 2019 are US$0.4 million in General Corporate costs and US$5.8 million in the Other Businesses segment, respectively. During the fiscal year ended 31 March 2020, US$5.4 million of assets previously classified as held for sale in the Other Businesses segment were disposed.
5Included in General Corporate costs are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes.
6Asbestos-related assets at 31 March 2020 and 2019 are US$443.9 million and US$486.8 million, respectively, and are included in the General Corporate costs.
7Included in the General Corporate costs are New Zealand weathertightness legal costs of US$1.9 million, US$3.3 million and nil for the fiscal years ended 31 March 2020, 2019 and 2018, respectively.
8Included in the Europe Building Products segment are Fermacell integration costs of US$13.7 million for the fiscal year ended 31 March 2020. Included in the Europe Building Products segment are Fermacell transaction and integration costs of US$21.8 million and the amortization of the inventory fair value adjustment of US$7.3 million for the fiscal year ended 31 March 2019.
9Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.
10The amounts disclosed for North America are substantially all related to the USA.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following represents the Asset impairments by segment for the fiscal year ended 31 March 2020:

(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	General Corporate	Total
Property, plant and equipment [1]	$41.2	$15.0	$5.5	$—	$61.7
Right-of-use assets [2]	—	11.2	—	—	11.2
Intangible assets	—	—	—	1.4	1.4
Inventories [3]	—	2.9	—	—	2.9
Goodwill	—	0.2	—	—	0.2
Asset Retirement Obligations [4]	—	5.8	—	—	5.8
Other	—	1.2	—	—	1.2
	$41.2	$36.3	$5.5	$1.4	$84.4
[1] Excludes US$2.8 million of impairment charges in North America Fiber Cement segment on individual assets that were included in Cost of goods sold. Refer to Note 8 for further details.
[2] Refer to Note 9 for further details.
[3] The US$2.9 million charge primarily relates to the estimated costs associated with pallets and raw materials, with the closing of the New Zealand plant and exit of James Hardie Systems.
[4] The total Asset Retirement Obligation balance at 31 March 2020 of US$8.0 million is recorded in the Asia Pacific Fiber Cement segment in Other liabilities - non-current and relates to the New Zealand plant. This balance is inclusive of the impairment amount above.

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.
The Company has one customer who contributes greater than 10% of net sales in each of the past three fiscal years. This customer’s accounts receivable represented 6.0% and 8.5% of the Company’s accounts receivable at 31 March 2020 and 2019, respectively. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2020		2019		2018
Customer A	$306.0	12.0%	$260.5	10.4%	$246.9	12.0%
Approximately 34%, 36% and 22% of the Company’s net sales in fiscal year 2020, 2019 and 2018, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

20.  Accumulated Other Comprehensive Gain (Loss)
Accumulated other comprehensive gain (loss) is comprised of the following at 31 March 2020:

(Millions of US dollars)	Cash Flow Hedges	Pension Actuarial Gain	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2019	$0.2	$—	$(30.5)	$(30.3)
Other comprehensive gain (loss)	—	0.8	(32.6)	(31.8)
Balance at 31 March 2020	$0.2	$0.8	$(63.1)	$(62.1)

21. Employee Benefit Plan

In the United States, the Company sponsors a defined contribution plan, the James Hardie Retirement and Profit Sharing Plan (the “401(k) Plan”) which is a tax-qualified retirement and savings plan covering all US employees, including the Senior Executive Officers, subject to certain eligibility requirements. In addition, the Company matches employee's contributions dollar for dollar up to a maximum of the first 6% of an employee’s eligible compensation.
For the fiscal years ended 31 March 2020, 2019 and 2018, the Company made matching contributions of US$11.1 million, US$10.6 million and US$10.4 million, respectively.